SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

May 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Matthew Crispino

RE:	SMX (Security Matters) PLC
Post-Effective Amendment No. 1 to Registration Statement on Form F-1
Filed April 22, 2024
File No. 333-277553

Ladies and Gentlemen:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 30, 2024 (the “Comment Letter”) relating to the Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-277553) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

For convenience, we have set forth below, in bold type, the enumerated written comment provided in the Comment Letter to the Company. The response of the Company to the comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed April 22, 2024

Selling Stockholders, page 101

1.	You disclose that “no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. We note, however, that EF Hutton LLC is one of the selling shareholders. Please revise your disclosure accordingly or advise. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages 101 and 111.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, the proposed Amendment No. 1 or if you wish to discuss the above response.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC